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                                                                    Exhibit 99.3

                 PreAnalytiX Systems Facilitate Clinical Trials
       Company Announces Supply Agreements with GlaxoSmithKline and other
                            Pharmaceutical Companies

Hombrechtikon, Switzerland, August 05, 2002 ----- PreAnalytiX GmbH, an equally owned joint venture between QIAGEN N.V. (Nasdaq: QGENF, Frankfurt Neuer Markt:
QIA, Easdaq: QGEN) and BD (Becton, Dickinson and Company) (NYSE: BDX) announced today that they have been successful in forming agreements with pharmaceutical companies including GlaxoSmithKline (GSK) for the use of the PreAnalytiX system.

The systems from PreAnalytiX improve the quality of genetic analysis of patient samples by integrating the key steps of sample collection, sample stabilization and nucleic acid purification Such standardized pre-analytical sample processing for downstream molecular applications greatly contributes to eliminating much of the unpredictability that has been a critical limitation in genetic analysis of patient samples. Such analyses are expected to have a significant market potential in molecular diagnostics and other genetic analyses involving patient specimen, such as clinical trial monitoring.

This concept represents a significant challenge and requires a breadth of technologies and a broad product portfolio. PreAnalytiX has successfully launched products and protocols for the collection and processing of viral RNA and intracellular RNA as well as genomic DNA from blood. In addition, protocols have been developed for the processing of RNA from tissue. Certain PreAnalytiX products are currently undergoing regulatory testing at the FDA to facilitate use in future molecular diagnostics applications.

Dr. Helge Bastian, Vice President of PreAnalytiX, noted: "We are proud to add GSK to our fast-growing list of customers for our integrated pre-analytical products for molecular testing. We are seeing a strong demand in standardizing and integrating the entire front end processing which will eventually become the input for any analytical test system, generally enabling processing of blood, plasma, bone marrow, swabs, tissue and other clinical sample in a standardized manner. In our view, these products will become standard tools in molecular diagnostics. For gene expression studies, these tools will enable investigators to gather molecular data for a deeper understanding about the mode of action and adverse effect of drugs, thus having an impact on developing more safe and highly efficient drugs."

About PreAnalytiX GmbH
The purpose of the Swiss-based joint venture between Becton, Dickinson and Company and QIAGEN N.V., named PreAnalytiX GmbH, will be to develop, manufacture, and market integrated systems for the collection, stabilization, and purification of nucleic acids (DNA and RNA) for molecular diagnostic testing. The first product of PreAnalytiX, the PAXgene Blood RNA System has been launched in April 2001. It is expected that PreAnalytiX will launch further products in late 2002. Further information on PreAnalytiX can be found under http://www.preanalytix.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's, BD's or PreAnalytiX' products and markets and operating results are forward-looking, such statements are based on current expectations of their respective managements, which expectations involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with the challenges of integrating newly-acquired businesses and technologies into existing operations, management of growth and international operations (including the effects of currency fluctuations), variability of operating results, the commercial development of the DNA sequencing and genomics market, and the nucleic acid based molecular diagnostics market, competition, rapid or unexpected changes in technologies, product

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development risks, the ability to gain market acceptance of such products and fluctuations in demand for such products (including seasonal fluctuations), difficulties in successfully adapting such products to integrated solutions and producing such products, the ability to identify and develop new products and to differentiate such products from competitors, and uncertainties of government regulation. For further information with respect to QIAGEN, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange Commission (SEC). Reference is also made to the other risks and uncertainties detailed from time to time in BD's filings with the SEC. QIAGEN, BD and PreAnalytiX do not intend to update any forward-looking statements.

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